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                                                                Exhibit 99(a)(2)


                         EQUITY RESOURCE LEXINGTON FUND
                                 14 Story Street
                               Cambridge, MA 02138

                                  June 22, 2001

                           OFFER TO PURCHASE UNITS IN
                  CAPITAL REALTY INVESTORS II LTD. PARTNERSHIP
                                FOR $100 PER UNIT

Dear Limited Partner:

Enclosed with this letter is an offer to purchase limited partnership units in Capital Realty Investors II Ltd. Partnership (the "Partnership") for $100 per unit [See "THE OFFER--Introduction"]. This offer expires on July 23, 2001. If you are interested in selling your units, please read the enclosed offer carefully.

The Partnership currently holds limited partnership interests in fifteen limited partnerships (the "Local Partnerships"). The majority of these Local Partnerships own low-income housing projects that are subject to government regulations limiting the amount of money that the Local Partnerships can distribute to the Partnership. Government regulations also limit the properties' rent levels and may limit the Local Partnerships' ability to refinance or sell these properties. [See "THE OFFER--Section 10--Certain Information Concerning the Partnership "].

BENEFITS OF A SALE

o Equity Resource Lexington Fund (the "Lexington Fund" or "Purchaser") is currently offering to purchase your interest in the Partnership for $100 per unit. To our knowledge, THE LEXINGTON FUND'S OFFER PRICE IS ALMOST 100% HIGHER THAN ANY PREVIOUS OFFER FOR UNITS IN THE PARTNERSHIP.

o For the year-ended December 31, 2000, the Partnership generated taxable income of $301.74 per unit, resulting in substantial tax liability for limited partners. While the Purchaser has no information regarding the Partnership's future year-end income and distribution levels, it is possible that future years will be similar to the year-ended December 31, 2000. Limited partners who sell their units will terminate their investment in the Partnership and eliminate future tax liability associated with the ownership of their units. Please see "THE OFFER--Section 6--Certain Tax Consequences" for further information regarding the tax consequences of a sale of your units.

o The Lexington Fund's offer provides liquidity to limited partners and will give them an opportunity to liquidate this investment. The Partnership has been in existence for over 15 years and the Purchaser anticipates that it will continue to operate for the foreseeable future. By selling your limited partnership units, you give yourself the opportunity to place the proceeds from a sale into other, potentially better performing, investments. You may also simplify your tax returns by eliminating future K-1 reporting for these Partnerships.

o Limited partnership units are illiquid investments. When you consider the illiquid secondary market (which is essentially nothing more than a "matching service" that attempts to bring buyers and sellers together), the cost of selling commissions, your annual cost of tax reporting, and the cost of a trustee if Units are held in an IRA or pension plan, the sale of your Units for cash may be a good choice for you.


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RISKS OF A SALE

o No independent party has been retained by Lexington Fund or any other person to evaluate or render any opinion to Limited Partners with respect to the fairness of the Offer Price, and no representation is made as to any fairness or other measures of value that may be relevant to Limited Partners. In making the Offer, Lexington Fund has not based its valuation of the properties owned by the Partnership on any third-party appraisal or valuation and it is uncertain whether the Offer Price reflects the value that would be realized upon the sale of Units by a Limited Partner to a third party. We urge Limited Partners to consult their own financial and tax advisors in connection with the Offer.

o Lexington Fund is making the Offer with a view toward making a profit. Accordingly, there is a conflict between Lexington Fund's desire to acquire your Units at a low price and your desire to sell your Units at a high price. Lexington Fund's intent is to acquire the Units at a discount to the value Lexington Fund might ultimately realize from owning the Units.

o Limited Partners who sell their Units will be giving up the opportunity to participate in any future potential benefits associated with ownership of Units, including the right to participate in any future distribution of cash or property. A sale of Units in the Offer will be a taxable sale.
     The tax consequences of the Offer to a particular Limited Partner may be different from those of other Limited Partners and we urge you to consult your own tax advisor in connection with the Offer.

THE PURCHASER

The Lexington Fund is in the business of acquiring fractional investment interests for long-term retention and seeks to purchase Units in the Partnership in advancement of that strategy. The Units acquired as a result of this offer will be held as long-term investments and not with a view to a resale. The Lexington Fund does not acquire General Partner positions and is not engaged in property management.

Please read the enclosed offer carefully. It contains important information concerning this offer, the Partnership and the Purchaser. If you wish to sell your units, complete the enclosed Agreement of Sale according to the directions on the back of the agreement, sign where indicated and return it in the pre-addressed return envelope.

If you have any questions regarding this offer, please call Equity Resources Group, Inc., the information agent for this offer, at (617) 876-4800, or e-mail them at info@equityresources.com.

Sincerely,


Equity Resource Lexington Fund LP